UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Calliditas Therapeutics AB (publ)

(Name of Subject Company)

Calliditas Therapeutics AB (publ)

(Name of Person Filing Statement)

American Depositary Shares, each representing two Common Shares,

quota value SEK 0.04 per share

Common Shares, quota value SEK 0.04 per share

(Title of Class of Securities)

13124Q106*

(CUSIP Number of Class of Securities)

Calliditas Therapeutics AB

Kungsbron 1, D5

SE-111 22 Stockholm, Sweden

Tel: +46 (0) 8 411 3005

Attn: Renée Aguiar-Lucander, Chief Executive Officer

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Joshua A. Kaufman, Esq. Sanjay M. Shirodkar, Esq. DLA Piper LLP (US) 1251 Avenue of the Americas New York, New York 10020 (212) 335-4640	Dain Hård Nevonen Advokatfirman Vinge KB Smålandsgatan 20, Box 1703 111 87 Stockholm +46 (0)10 614 30 96

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
*	This CUSIP number is assigned to the Subject Company’s American Depositary Shares, each representing two (2) Common Shares.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by Calliditas Therapeutics AB (publ), a public limited liability company organized under the laws of Sweden (“Calliditas” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on July 22, 2024, relating to the tender offer by Asahi Kasei Corporation, a public stock company organized under the laws of Japan (“Asahi Kasei”, or the “Buyer”), to acquire all of the outstanding common shares, quota value SEK 0.04 per share, of Calliditas (each, a “Common Share” and, collectively, the “Common Shares”) held by U.S. persons (the “U.S. Common Shares”) and American Depositary Shares, each representing two Common Shares (each, an “ADS” and, collectively, the “ADSs”) of Calliditas in exchange for SEK 208 per Common Share, representing SEK 416 per ADS, in cash, without interest (such amount per U.S. Common Share and ADS paid pursuant to the U.S. Offer, the “Offer Consideration”) upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 18, 2024 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the accompanying Acceptance Form for Shares (together with any amendments or supplements thereto, the “Acceptance Form for Shares” and Letter of Transmittal for ADSs (together with any amendments or supplements thereto, the “ADS Letter of Transmittal” and, together with the Offer to Purchase, the Acceptance Form for Shares and other related materials, as each may be amended or supplemented from time to time, the “U.S. Offer”).

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. This Amendment is being filed to amend and supplement the Items set forth below.

Item 2. Identity and Background of Filing Person.

Item 2, “Identity and Background of Filing Person—Tender Offer” of the Schedule 14D-9 is hereby amended and supplemented by replacing the first sentence of the seventh paragraph of such section with the following:

“If the Offers are consummated, Buyer may, but is not obligated to, provide for a subsequent offering period. If the Offers are consummated and Buyer beneficially owns Common Shares and ADSs that represent at least one Common Share more than 90% of the issued and outstanding Common Shares (on a fully diluted basis, and excluding any Common Shares held in treasury by Calliditas or owned by any of the Company’s subsidiaries), following the consummation of such Offers, Buyer intends to commence the Compulsory Redemption (as defined below).”

Item 8. Additional Information.

Item 8, “Additional Information—Right to an Arbitral Tribunal Pursuant to Compulsory Redemption Process” of the Schedule 14D-9 is hereby amended and supplemented by adding the following language below the last paragraph of such section:

“The redemption price in the Compulsory Redemption will be determined by the Arbitral Tribunal in the proceedings, as applicable, subject to any applicable withholding taxes, with interest accrued from the date at which the Compulsory Redemption process commences. Interest of an amount corresponding to the reference rate set by the Riksbank plus 2 percentage points is payable until the payment gains legal force, and interest of an amount corresponding to the reference rate set by the Riksbank plus 8 percentage points is payable for any subsequent period, until payment has been made. An Arbitral Tribunal can only determine a price which is within the range requested by the respective parties, meaning not lower than the lowest requested price and not higher than the highest requested price. Provided that Buyer proposes to pay an amount equal to the U.S. Offer Consideration or Swedish Offer Consideration, as applicable, in the Compulsory Redemption, the price per Common Share or ADS received in the Compulsory Redemption cannot be lower than the U.S. Offer Consideration or Swedish Offer Consideration, as applicable (unless a minority shareholder seeks to be paid an amount lower than the U.S. Offer Consideration or Swedish Offer Consideration, as applicable). In the event that the ADS facility has not been terminated by the time the Compulsory Redemption takes place, holders of ADSs will be entitled to receive the consideration in connection with the Compulsory Redemption subject to the terms of the deposit agreement governing the ADS facility and may be impacted by applicable depositary fees and foreign exchange rate. ADS holders who receive consideration in the Compulsory Redemption as described herein will receive such consideration in U.S. Dollars. It is not currently possible to determine when the Compulsory Redemption will conclude.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

CALLIDITAS THERAPEUTICS AB (PUBL)

Date: August 2, 2024	By:	/s/ Renée Aguiar-Lucander
	Name:	Renée Aguiar-Lucander
	Title:	Chief Executive Officer